Exhibit 21.1
Subsidiaries of Vir Biotechnology, Inc.

Name of Subsidiary	State or Other Jurisdiction of Incorporation or Organization
Agenovir Corporation	Delaware
Encentrio Therapeutics, Inc.	Delaware
Humabs BioMed SA	Switzerland
TomegaVax, Inc.	Delaware
Vir AU Biotechnology Pty Ltd.	Australia